UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
(Rule 13d-102)

Arrival
(Name of Issuer)

Ordinary Shares, accounting value per share
(Title of Class of Securities)

L0423Q108
(CUSIP Number)

March 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0423Q108

1	NAMES OF REPORTING PERSONS
Antara Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
565,938 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
12,930,511

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,930,511 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.7% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

(1)	See Item 4 for voting restrictions on certain Ordinary Shares.

(2)
Calculations are based upon 763,108,955 Ordinary Shares of Arrival (the “Issuer”) outstanding as of April 6, 2023, as reported in Exhibit 99.4 to the Issuer’s report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 7, 2023.

CUSIP No. L0423Q108

1	NAMES OF REPORTING PERSONS
Antara Capital GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
565,938 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
12,930,511

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,930,511 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.7% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 for voting restrictions on certain Ordinary Shares.

(2)
Calculations are based upon 763,108,955 Ordinary Shares of Arrival (the “Issuer”) outstanding as of April 6, 2023, as reported in Exhibit 99.4 to the Issuer’s report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 7, 2023.

CUSIP No. L0423Q108

1	NAMES OF REPORTING PERSONS
Himanshu Gulati

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
565,938 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
12,930,511

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,930,511 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.7% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	See Item 4 for voting restrictions on certain Ordinary Shares.

(2)
Calculations are based upon 763,108,955 Ordinary Shares of Arrival (the “Issuer”) outstanding as of April 6, 2023, as reported in Exhibit 99.4 to the Issuer’s report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 7, 2023.

Item 1(a).	Name of Issuer:

Arrival (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

60a, rue des Bruyeres
L-1274 Howald
Grand Duchy of Luxembourg

Item 2(a).	Name of Person Filing:

This Schedule is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Antara Capital LP (“Antara Capital”)

(ii)	Antara Capital GP LLC (“Antara GP”)

(iii)	Himanshu Gulati (“Mr. Gulati”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

55 Hudson Yards, 47th Floor, Suite C
New York, NY  10001

Item 2(c).	Citizenship:

(i)	Antara Capital is a Delaware limited partnership

(ii)	Antara GP is a Delaware limited liability company

(iii)	Mr. Gulati is an individual and is a citizen of the United States

Item 2(d).	Title of Class of Securities:

Ordinary Shares, accounting par value per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

L0423Q108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e) ☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Rows 5 through 9 and 11 of the cover pages hereto for each Reporting Person are incorporated herein by reference.

As of March 31, 2023, Antara Capital Master Fund LP (“Antara Master Fund”) directly holds 12,364,573 Ordinary Shares of the Issuer and a certain managed account for which Antara Capital serves as investment manager (the “Managed Account”) directly holds 565,938 Ordinary Shares of the Issuer.

As of March 31, 2023, the Reporting Persons in the aggregate beneficially own approximately 1.7% of the Ordinary Shares outstanding, based on 763,108,955 Ordinary Shares of the Issuer outstanding as of April 6, 2023, as reported in Exhibit 99.4 to the Issuer’s report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 7, 2023.

On February 21, 2023, Antara Master Fund and the Issuer entered into that certain Subscription Agreement (the “Subscription Agreement”) pursuant to which the Issuer sold 125,000,000 Ordinary Shares to Antara Master Fund (the “Initial Subscription Shares” and such subscription, the “Initial Subscription”), in a registered offering under the Securities Act of 1933.

Under the Subscription Agreement, from the date of issuance of the Initial Subscription Shares to the 12-month anniversary of the closing date of the Exchange (defined below) (the “Lock-Up Period”), Antara Master Fund has waived all of its voting rights in respect of the Initial Subscription Shares and all other Ordinary Shares it may subscribe for pursuant to the Subscription Agreement (“Subsequent Shares”).

Additionally, on February 21, 2023, Antara Master Fund and the Issuer entered into that certain Exchange Agreement (the “Exchange Agreement”) pursuant to which the Issuer has agreed to issue 219,420,000 Ordinary Shares (the “Exchange Shares”) to Antara Master Fund in exchange for $121,900,000 in aggregate principal amount of the Issuer’s 3.50% convertible senior notes due 2026 (the “Convertible Notes”) held by Antara Master Fund (the “Exchange”).  The closing of the Exchange is subject to customary closing conditions.

Under the Exchange Agreement, during the Lock-Up Period, Antara Master Fund has (a) agreed to waive all of its voting rights in respect of the Exchange Shares and (b) agreed to not, directly or indirectly, sell, transfer, assign, hypothecate, tender or otherwise dispose (“Transfer”) any of the Exchange Shares or Subsequent Shares; provided, however, that the restrictions on any Transfer are limited only to an aggregate of 100,000,000 of the Ordinary Shares acquired by Antara Master Fund as Exchange Shares or subscribed to by Antara Master Fund under the Subscription Agreement.

The Convertible Notes are convertible into Ordinary Shares under certain conditions.  The Reporting Persons disclaim beneficial ownership of any Ordinary Shares underlying the Convertible Notes as none of Antara Master Fund, the Managed Account or the Reporting Persons have the right to convert such Convertible Notes to acquire Ordinary Shares within 60 days of the date hereof.

Antara Capital is the investment manager of Antara Master Fund and the Managed Account. Antara GP is the general partner of Antara Capital. Mr. Gulati is the sole member of Antara GP. Antara Capital, Antara GP and Mr. Gulati may be deemed to beneficially own the securities of the Issuer held directly by Antara Master Fund and the Managed Account.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Ordinary Shares beneficially owned by the Reporting Persons are directly held by Antara Master Fund and the Managed Account, for each of which Antara Capital serves as investment manager.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2023

ANTARA CAPITAL LP

	By:	Antara Capital GP LLC,
its general partner

	By:	/s/ Himanshu Gulati
		Name:	Himanshu Gulati
		Title:	Managing Member

ANTARA CAPITAL GP LLC

	By:	/s/ Himanshu Gulati
		Name:	Himanshu Gulati
		Title:	Managing Member

	By:	/s/ Himanshu Gulati
		Name:	Himanshu Gulati, an individual

[Signature Page to Schedule 13G]